Exhibit 12.1

	Predecessor					Successor
	Fiscal Year Ended December 31,				Period from January 1, 2004 through August 20, 2004
						Period from August 21, 2004 through December 31, 2004
	2000	2001	2002	2003
Net income (loss) before income taxes	(107,690)	74,704	(69,996)	114,933	48,257	37,107
Fixed Charges:
Interest expense incurred	29,419	23,290	24,989	22,890	12,358	30,434
Interest portion of lease expense (1/3)	19,342	21,616	23,459	21,883	13,878	8,458

Total fixed charges	48,761	44,906	48,448	44,773	26,236	38,892

Net income (loss) before income taxes and fixed charges	(58,929)	119,610	(21,548)	159,706	74,493	75,999

Ratio of earnings (pre-tax) to fixed charges	—	2.7	—	3.6	2.8	2.0

=(1)
The ratio of earnings to fixed charges was calculated by dividing (i) net income (loss) before income taxes and fixed charges by (ii) fixed charges which consist of interest expense incurred, including amortization of debt discount and premium on all indebtedness, and one-third of rental expense, which approximates the interest portion of our rental expense. For the years ended December 31, 2000 and 2002, our earnings were not sufficient to cover our fixed charges by $58.9 million and $20.0 million, respectively.